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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
APR - 2 2012
SECTION

SEC FILE NUMBER
8-45588

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Farrell Marsh & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 The Times Building, Suburban Square
(No. and Street)

Ardmore	PA	19003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss & Co., LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Marsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Farrell Marsh & Co., as of 31 December, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARIAL SEAL
COURTNEY M LAWLESS
Notary Public
UPPER MERION TWP., MONTGOMERY CNTY
My Commission Expires Feb 4, 2014

Signature

President

Title

Courtney M Lawless

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FARRELL MARSH & CO.
(An S Corporation)

FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2011

WITH INDEPENDENT AUDITORS' REPORT

FARRELL MARSH & CO.
(An "S" Corporation)

CONTENTS

December 31, 2011



ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants


1956 - 2006
50 Years
Growth • Vision • Solutions

INDEPENDENT AUDITORS' REPORT

Board of Directors
Farrell Marsh & Co.:

We have audited the accompanying statement of financial condition of Farrell Marsh & Co. (an "S" corporation) as of December 31, 2011, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farrell Marsh & Co. as of December 31, 2011, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered recurring losses from operations which have substantially reduced shareholder's equity, and which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 9, 2012

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

Cash	$ 167,168
Accounts receivable	7,222
Other assets	9,327
Property and equipment, net of accumulated depreciation of $453,125	24,840
Security deposits	3,298
Total assets	$ 211,855
<u>Liabilities and Shareholder's Equity</u>	
Liabilities:	
Accrued expenses	$ 14,986
Total liabilities	14,986
Commitments (Note 4)	
Shareholder's equity:	
Common stock, $0.10 par value; authorized 1,000 shares; 200 shares issued and outstanding	20
Additional paid-in capital	805,246
Retained earnings	(246,275)
Treasury stock, at cost – 100 shares	(362,122)
Total shareholder's equity	196,869
Total liabilities and shareholder's equity	$ 211,855

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2011

Revenues:	
Placement fees (Note 1)	$ 194,697
Interest income	15,882
Other income	9,723
	220,302
Expenses:	
Officers' and employees' compensation and benefits	473,618
Occupancy cost	74,498
Other expenses	26,493
Total expenses	574,609
Net loss	$ (354,307)

The accompanying notes are an integral part of these financial statements.

FARRELL MARSH & CO.
(An "S" Corporation)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year Ended December 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance, January 1, 2011	$ 20	$ 805,246	$ 348,128	$ (362,122)	$ 791,272
Distributions	-	-	(240,096)	-	(240,096)
Net loss	-	-	(354,307)	-	(354,307)
Balance, December 31, 2011	$ 20	$ 805,246	$ (246,275)	$ (362,122)	$ 196,869

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2011

Cash flows from operating activities:	
Net loss	$ (354,307)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	2,735
Bad debt adjustment	(162,500)
Changes in operating assets and liabilies:	
Decrease in notes receivable	824,010
Increase in accounts receivable	(7,222)
Decrease in other assets	22,386
Decrease in accrued expenses	(8,970)
Cash flows provided by operating activities	316,132
Cash flows from financing activities:	
Distributions	(240,097)
Cash flows used in financing activities	(240,097)
Net increase in cash	76,035
Cash:	
Beginning of year	91,133
End of year	$ 167,168

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Farrell Marsh & Co. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers ("NASD"). The Company raises discretionary capital for private equity, real estate, hedge funds and limited partnerships on a percentage fee basis. The Company does not arrange public offerings. The Company is not registered in accordance with Section 15 of The Exchange Act, does not carry any customer accounts, does not handle any customer funds or securities, and does not transact business in securities through a medium of any member of a national securities exchange. Due to the limitation of its business, the Company is exempt from SEC rule 15c3-3 Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for custodial functions related to their securities. The Company is registered with the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation

The financial statements include the accounts of Farrell Marsh & Co. which reflect the Company's single business activity of investment banking.

Property and Equipment

Property and equipment consists of office furniture and equipment recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets ranging from five to seven years. Maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company has elected to be taxed as an "S" corporation. An "S" corporation generally pays no federal income taxes and passes through substantially all of its taxable income or loss to the shareholder of the Company. The Company is subject to certain state franchise taxes.

Although, as an "S" corporation, the Company's income or loss is taxed directly to the stockholder, the effects of an uncertain tax position, if any, may have an impact on the tax return of the stockholder. Therefore, accounting principles generally accepted in the United States of America ("GAAP") require that any such effects be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination.

The Company's income tax returns for years 2008 through 2011 are subject to examination by federal, state, and local income tax authorities.

Revenue

Revenue consists of investment placement fees which are recorded when earned pursuant to contract terms, or when collected, if there are any uncertainties. Interest income on notes receivable is accrued as earned.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

2. Concentration of Credit Risk

As of December 31, 2011, there was no cash on deposit in excess of insured limits.

All of the Company's revenue was derived from two customers for the year ended December 31, 2011 and the Company has the risk of being unable to collect its fees (Note 1).

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital not be withdrawn or cash distributed if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011 the Company had net capital of $152,182 which was $147,182 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0.0985 to 1 as of December 31, 2011.

4. Commitments and Contingencies

The Company leases commercial space under a long-term non-cancelable operating lease. The lease for commercial space expired in 2010 but was extended to February 28, 2012 with monthly minimum payments of $3,792. For the year ended December 31, 2011, rent expense amounted to $48,937.

Year Ended December 31,	Amount
2012	$ 7,584
	$ 7,584

5. 401(k) Retirement Plan

The Company sponsors a 401(k) defined contribution plan for eligible employees. Participating employees may contribute up to 15% or up to $16,500 ($22,000 in 2011 for employees age 50 or older) of their eligible compensation. The Company made a discretionary matching contribution of 68,480 for year ended December 31, 2011.

6. Going Concern

The Company's financial statements have been presented on the basis that it is a going concern.

The Company incurred a net loss of $354,307 for the year ended December 31, 2011 and had net losses totaling $1,122,854 for the two prior years. The resulting cash outflow has threatened the Company's ability to continue as a going concern.

There can be no assurance that the Company will be able to attract new customers or otherwise earn the additional revenues necessary for it to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

7. Subsequent Events

The Company has evaluated its subsequent events through February 9, 2012 the date that the accompanying financial statements were available to be issued. The Company had no material subsequent events requiring an adjustment to or disclosure in the financial statements.

OTHER FINANCIAL INFORMATION

OTHER FINANCIAL INFORMATION

Year Ended December 31, 2011

Schedule A – Expenses

Officers' compensation	$ 179,600
Employees' compensation	149,445
Payroll taxes and benefits	144,573
Total compensation benefits	473,618
Occupancy costs	58,113
Communications	16,385
Occupancy cost	74,498
Recovery of bad debt expense	(162,500)
Travel and auto expenses	27,691
Professional development and subscriptions	14,886
Office supplies and expenses	31,450
Outside services and postage	43,580
Professional fees	50,307
Depreciation	2,735
License and permits	5,445
Entertainment	1,632
Insurance	6,033
Taxes	5,234
Other expenses	26,493
Total expenses	$ 574,609

See independent auditors' report.

SUPPLEMENTARY INFORMATION



ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants


1956 - 2006
50 Years
Growth • Vision • Solutions

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Farrell Marsh & Co.:

We have audited the accompanying financial statements of Farrell Marsh & Co. (an "S" corporation) as of and for the year ended December 31, 2011, and have issued our report thereon dated February 9, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 9, 2012

SUPPLEMENTARY INFORMATION

Year Ended December 31, 2011

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net capital:		
Total shareholder's equity		$ 196,869
Less non-allowable assets:		
Other assets		44,687
Net capital before haircuts		152,182
Haircuts		-
Net capital		$ 152,182
Aggregate indebtedness:		
Less the greater of:		
6-2/3% of aggregate indebtedness	$ 999	
Minimum dollar net capital	5,000	$ 5,000
Excess net capital		$ 147,182
Aggregate indebtedness		$ 14,986
Percentage of aggregate indebtedness to net capital		9.85%

A reconciliation is not included as there are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See independent auditors' report on supplementary information.



ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants


1956 - 2006
50 Years
Growth
Vision
Solutions

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Farrell Marsh & Co.:

In planning and performing our audit of the financial statements of Farrell Marsh & Co. (an "S" Corporation) (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 9, 2012



ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants


1956 - 2006
50 Years
Growth
Vision
Solutions

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders
of Farrell Marsh & Co.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Farrell Marsh & Co., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Farrell Marsh & Co. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Farrell Marsh & Co. management is responsible for Farrell Marsh & Co. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported on the SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to additions to and deductions from revenues noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the management of Farrell Marsh & Co. and specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 9, 2012

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS (FORM SIPC-7)

For the Year Ended December 31, 2011

Form SIPC-77 general assessment for the year	$ 1,291
Less payment made with interim SIPC-6	(321)
Less prior overpayment applied	(1,091)
Assessment balance due (overpayment carried forward)	$ (121)

SIPC Collection Agent: Security Investor Protection Corporation